John Hancock Group of Funds

200 Berkeley Street

Boston, Massachusetts 02116

April 14, 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mindy Rotter

Re: Closed End Fund

John Hancock GA Mortgage Trust Form N-CSR Annual Reports to Shareholders ("Form N-CSR") for the Period Ended December 31, 2021; File No. 811-23418

Open End Funds

John Hancock Investment Trust Form N-CSR Annual Reports to Shareholders ("Form N-CSR") for the Period Ended March 31, 2022; File No. 811-23418

John Hancock Funds II Form N-CSR Annual Reports to Shareholders ("Form N-CSR") for the Period Ended July 31, 2022 and Form N-CSR Annual Reports to Shareholders ("Form N-CSR") August 31, 2022; File No. 811-00560 and 811-21779

Dear Ms. Rotter:

This letter responds to the comments of the Staff of the Securities and Exchange Commission ("SEC"), which were conveyed to us by telephone on March 24, 2023 with respect to the filings on Form N-CSR for the John Hancock Funds listed on Annex A, attached hereto. The Staff's comments are set forth below, each followed by the respective fund's response.

Open End Funds

1.Comment: For those funds that had exposure to derivatives during the last fiscal year end but did not discuss the effect of derivatives in Management's Discussion of Fund Performance (MDFP), please confirm that such usage did not have a material impact on performance or explain why the MDFP did not include a discussion regarding the derivative usage (Count # from Annex A - 3, 4, 8, 9, 15, and 21).

•3 – John Hancock Funds II Emerging Markets Debt Fund

•4 - John Hancock Funds II Emerging Markets Fund

•8 - John Hancock Funds II International Small Company Fund

•9 - John Hancock Funds II Multi-Asset High Income Fund

•15 - John Hancock Funds II Floating Rate Income Fund

•21 - John Hancock Funds II High Yield Fund

Securities and Exchange Commission

April 14, 2023

Response: We confirm that derivatives usage for the identified funds did not have a material impact on performance.

2.Comment: The performance graph for John Hancock GA Mortgage Trust begins 1/14/2019, the total returns chart, Financial Highlights, and report of Independent Registered Accounting Firm report has 1/11/2019.

Response: This was a typographical error in the performance graph, and it was corrected in the most recent annual report as of 12/31/2022 filed on March 7, 2023. The fund's performance figures were not impacted as a result of this date revision.

3.Comment: Portfolio objective noted in the prospectus versus the disclosure in the MDFP is not consistent for the John Hancock Fund II Fundamental Global Franchise Fund, please explain the difference.

Response: Disclosure of investment objective on page 2 and within Organization note is consistent with the prospectus. Commentary within the MDFP is not a statement of the Fund's investment objective and policies but rather the view of the portfolio manager of the Fund's performance over the specified period. This does not and is not intended to reflect any change in the investment objective and policies of the Fund and the Fund is managed in accordance with these.

4.Comment: John Hancock Funds II Emerging Market Debt Fund has been identified in the annual report as a non-diversified fund; however it appears the fund is operating as a diversified fund. If fund has been operation as diversified for more than three years, please confirm that the fund will receive shareholder approval prior to changing its status back to non-diversified.

Response: We confirm the John Hancock Funds II Emerging Markets Debt Fund is a non-diversified fund. The fund has not operated as a diversified fund for more than three years.

5.Comment: The Staff was unable to find any information about the John Hancock GA Mortgage Trust on the Registrants' website. Please explain in correspondence where a shareholder is able to review fund documents and fund information. If located on the website, please provide a direct link in response.

Response: The fund is only sold in private placements to qualified institutional investors. Therefore, the fund is not listed on advisor's website.

6.Comment: John Hancock Funds II Multi-Index Preservation Funds - Class I total returns in the performance chart do not agree to the total returns in the Financial Highlights, please explain the difference and consider including a note in the notes to the performance chart going forward.

Response: The Financial Highlights total return for Class I is presented since class inception (stub period) while total return figures in the performance table shows a full year utilizing the most similar class for the period before Class I opened (Class 1 in this instance) as disclosed in Footnote 1 "Class I shares were first offered on 10/21/21. Returns prior to this date are those of Class 1 shares that have not been adjusted for class-specific expenses; otherwise, returns would vary."

7.Comment: Average annual total returns as of 7/31/2022 for John Hancock Funds II Multi-Asset Absolute Return Fund (page 2 of report) uses a blended benchmark of 30% MSCI All Country World Index and 70% Bloomberg Global Aggregate Bond USD Hedged Index. The MDFP narrative notes that the fund declined modestly and underperformed the return of the primary benchmark (Intercontinental Exchange (ICE) Bank of America (BofA) 0-3 Month U.S. Treasury Bill Index). The total returns for the period 7/31/22 table and the performance graph include all three indices.Please explain the differences in the disclosure.

Response: The benchmark presented in the bar graph on page 2 is the fund's secondary benchmark. The MDFP discusses performance against the fund's primary benchmark, ICE Bank of America 0-3 Month U.S. Treasury Bill

Securities and Exchange Commission

April 14, 2023

Index, and the performance tables and line graph present the fund's primary benchmark as well as the secondary benchmark for comparative purposes.

8.Comment: Please confirm current Form N-CSR will be used going forward, the most recent version of the form can be found on the SEC website which includes Item 4(i) and Item 4(j) that are required to be addressed whether the response is N/A. Applies across the fund complex. Form was updated in January 2022.

Response: We confirm and will use the updated form effective immediately for all future filings.

* * *

We hope that these foregoing responses adequately address the Staff's comments. If you have any questions, please do not hesitate to contact me at (617) 543-9634.

Sincerely,

/s/ Salvatore Schiavone Salvatore Schiavone Treasurer

John Hancock Group of Funds

Securities and Exchange Commission

April 14, 2023

Annex A

Count	Series ID	FYE	File #	Series Name	Registrant Name

1	S000023552	8/31/2022	811-21779	Alternative Asset Allocation Fund	John Hancock Funds II

2	S000003311	8/31/2022	811-21779	Blue Chip Growth Fund	John Hancock Funds II

3	S000027304	8/31/2022	811-21779	Emerging Markets Debt Fund	John Hancock Funds II

4	S000017260	8/31/2022	811-21779	Emerging Markets Fund	John Hancock Funds II

5	S000003317	8/31/2022	811-21779	Equity Income Fund	John Hancock Funds II

6	S000037602	8/31/2022	811-21779	Fundamental Global Franchise	John Hancock Funds II
Fund

7	S000040959	8/31/2022	811-21779	Global Equity Fund	John Hancock Funds II

8	S000009779	8/31/2022	811-21779	International Small Company	John Hancock Funds II
Fund
9	S000045160	8/31/2022	811-21779	Multi-Asset High Income Fund	John Hancock Funds II

10	S000003360	8/31/2022	811-21779	New Opportunities Fund	John Hancock Funds II

11	S000003356	8/31/2022	811-21779	Real Estate Securities Fund	John Hancock Funds II

12	S000003363	8/31/2022	811-21779	Small Cap Growth Fund	John Hancock Funds II

13	S000009819	8/31/2022	811-21779	Small Cap Value Fund	John Hancock Funds II

14	S000009820	8/31/2022	811-21779	Strategic Income Opportunities	John Hancock Funds II
Fund

15	S000020234	8/31/2022	811-21779	Floating Rate Income Fund	John Hancock Funds II

16	S000003319	8/31/2022	811-21779	Opportunistic Fixed Income Fund	John Hancock Funds II

17	S000003312	8/31/2022	811-21779	Capital Appreciation Fund	John Hancock Funds II

18	S000030799	8/31/2022	811-21779	Capital Appreciation Value Fund	John Hancock Funds II

19	S000003313	8/31/2022	811-21779	Core Bond Fund	John Hancock Funds II

20	S000034046	8/31/2022	811-21779	Health Sciences Fund	John Hancock Funds II

Securities and Exchange Commission

April 14, 2023

21	S000003320	8/31/2022	811-21779	High Yield Fund	John Hancock Funds II

22	S000055170	8/31/2022	811-21779	International Strategic Equity	John Hancock Funds II
Allocation Fund

23	S000024677	8/31/2022	811-21779	Mid Value Fund	John Hancock Funds II

24	S000009815	8/31/2022	811-21779	Science & Technology Fund	John Hancock Funds II

25	S000055171	8/31/2022	811-21779	U.S. Sector Rotation Fund	John Hancock Funds II

26	S000069425	8/31/2022	811-21779	Multimanager 2065 Lifetime	John Hancock Funds II
Portfolio

27	S000053254	8/31/2022	811-21779	Multimanager 2060 Lifetime	John Hancock Funds II
Portfolio

28	S000044502	8/31/2022	811-21779	Multimanager 2055 Lifetime	John Hancock Funds II
Portfolio

29	S000013659	8/31/2022	811-21779	Multimanager 2050 Lifetime	John Hancock Funds II
Portfolio

30	S000013658	8/31/2022	811-21779	Multimanager 2045 Lifetime	John Hancock Funds II
Portfolio

31	S000013657	8/31/2022	811-21779	Multimanager 2040 Lifetime	John Hancock Funds II
Portfolio

32	S000013656	8/31/2022	811-21779	Multimanager 2035 Lifetime	John Hancock Funds II
Portfolio

33	S000013655	8/31/2022	811-21779	Multimanager 2030 Lifetime	John Hancock Funds II
Portfolio

34	S000013654	8/31/2022	811-21779	Multimanager 2025 Lifetime	John Hancock Funds II
Portfolio

35	S000013653	8/31/2022	811-21779	Multimanager 2020 Lifetime	John Hancock Funds II
Portfolio

36	S000013652	8/31/2022	811-21779	Multimanager 2015 Lifetime	John Hancock Funds II
Portfolio

37	S000013649	8/31/2022	811-21779	Multimanager 2010 Lifetime	John Hancock Funds II
Portfolio

38	S000069424	8/31/2022	811-21779	Multi-Index 2065 Preservation	John Hancock Funds II
Portfolio

39	S000053253	8/31/2022	811-21779	Multi-Index 2060 Preservation	John Hancock Funds II
Portfolio

40	S000044501	8/31/2022	811-21779	Multi-Index 2055 Preservation	John Hancock Funds II
Portfolio

Securities and Exchange Commission

April 14, 2023

41	S000028818	8/31/2022	811-21779	Multi-Index 2050 Preservation	John Hancock Funds II
Portfolio

42	S000028817	8/31/2022	811-21779	Multi-Index 2045 Preservation	John Hancock Funds II
Portfolio

43	S000028826	8/31/2022	811-21779	Multi-Index 2040 Preservation	John Hancock Funds II
Portfolio

44	S000028825	8/31/2022	811-21779	Multi-Index 2035 Preservation	John Hancock Funds II
Portfolio

45	S000028824	8/31/2022	811-21779	Multi-Index 2030 Preservation	John Hancock Funds II
Portfolio

46	S000028823	8/31/2022	811-21779	Multi-Index 2025 Preservation	John Hancock Funds II
Portfolio

47	S000028821	8/31/2022	811-21779	Multi-Index Income Preservation	John Hancock Funds II
Portfolio

48	S000069423	8/31/2022	811-21779	Multi-Index 2065 Lifetime	John Hancock Funds II
Portfolio

49	S000053255	8/31/2022	811-21779	Multi-Index 2060 Lifetime	John Hancock Funds II
Portfolio

50	S000044503	8/31/2022	811-21779	Multi-Index 2055 Lifetime	John Hancock Funds II
Portfolio

51	S000042855	8/31/2022	811-21779	Multi-Index 2050 Lifetime	John Hancock Funds II
Portfolio

52	S000042854	8/31/2022	811-21779	Multi-Index 2045 Lifetime	John Hancock Funds II
Portfolio

53	S000042853	8/31/2022	811-21779	Multi-Index 2040 Lifetime	John Hancock Funds II
Portfolio

54	S000042852	8/31/2022	811-21779	Multi-Index 2035 Lifetime	John Hancock Funds II
Portfolio

55	S000042851	8/31/2022	811-21779	Multi-Index 2030 Lifetime	John Hancock Funds II
Portfolio

56	S000042850	8/31/2022	811-21779	Multi-Index 2025 Lifetime	John Hancock Funds II
Portfolio

57	S000042849	8/31/2022	811-21779	Multi-Index 2020 Lifetime	John Hancock Funds II
Portfolio

58	S000042848	8/31/2022	811-21779	Multi-Index 2015 Lifetime	John Hancock Funds II
Portfolio

59	S000042847	8/31/2022	811-21779	Multi-Index 2010 Lifetime	John Hancock Funds II
Portfolio

60	S000043433	8/31/2022	811-21779	Multi-Index Lifestyle Aggressive	John Hancock Funds II
Portfolio

Securities and Exchange Commission

April 14, 2023

61	S000043436	8/31/2022	811-21779	Multi-Index Lifestyle Growth	John Hancock Funds II
Portfolio

62	S000043434	8/31/2022	811-21779	Multi-Index Lifestyle Balanced	John Hancock Funds II
Portfolio

63	S000043437	8/31/2022	811-21779	Multi-Index Lifestyle Moderate	John Hancock Funds II
Portfolio

64	S000043435	8/31/2022	811-21779	Multi-Index Lifestyle	John Hancock Funds II
Conservative Portfolio

65	S000029556	7/31/2022	811-21779	Absolute Return Currency Fund	John Hancock Funds II

66	S000032685	7/31/2022	811-21779	Fundamental All Cap Core Fund	John Hancock Funds II

67	S000035066	7/31/2022	811-21779	Multi-Asset Absolute Return	John Hancock Funds II
Fund

68	S000061352	3/31/2022	811-00560	John Hancock Diversified Real	John Hancock Investment Trust
Assets Fund

69	S000072133	3/31/2022	811-00560	John Hancock Mid Cap Growth	John Hancock Investment Trust
Fund

70	CEF0010705	12/31/2021	811-23418	John Hancock GA Mortgage Trust	John Hancock GA Mortgage Trust